Investment Presentation

Sit U.S. Government Securities Fund (SNGVX)

As of December 31, 2014

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

- Long-Tenured Managers
- Low duration, high income strategy
    - ❖ 1.27 year effective duration (12/31/14)
    - ❖ 3.10% 30-Day SEC Yield (12/31/14)

Please refer to the disclosures on page 14.

Investment Philosophy, Objective and Strategy

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. We favor **seasoned, high-coupon, mortgage pools with stable prepayment histories**. Managers attempt to maintain an average effective duration for the portfolio of approximately 1 to 4 years.

Risk Management

Risk management is a very important factor in achieving the high risk-adjusted returns that we seek. We monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities and adjusted durations based on the expected average lives of individual securities. We do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Primary fixed income risks:

- Interest Rate Risk: We generally keep our duration between 1 to 4 years.
- Credit Risk: Minimal. All securities are U.S. Treasury/Agency issues.
- Prepayment Risk: The mortgages we favor are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. They also have relatively short durations and therefore do not have the price risk of more traditional MBS issues.
- Yield Curve Risk: We do not make "bets" on the expected shape of the yield curve. Our outperformance comes from strong risk-adjusted return from an emphasis on income, not on the direction of interest rates.
- Call Risk: Minimal. The Fund rarely uses callable securities.

Sit U.S. Government Securities Fund
Sector Weightings

	12/05	12/06	12/07	12/08	12/09	12/10	12/11	12/12	12/13	12/14	Barclays Interm. Gov't. Index 12/14
U.S. Treasury Bonds	2 %	4 %	20 %	2 %	12 %	1 %	2 %	1 %	0 %	1 %	91 %
U.S. Agency Bonds	4	1	1	0	0	0	0	3	0	0	9
Agency CMO's	31	35	34	32	25	41	51	45	47	48	0
TIPS	0	0	0	0	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	62	59	40	65	62	57	42	46	45	44	0
Asset Backed Securities	0	0	0	0	1	1	1	2	5	3	0
Cash	1	1	5	1	0	0	4	3	3	4	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %

	12/05	12/06	12/07	12/08	12/09	12/10	12/11	12/12	12/13	12/14
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY
Sit Gov't. Fund Duration (years)	2.9	3.0	2.9	2.2	2.1	1.6	1.9	2.1	2.1	**1.3**
Barclays Interm. Gov't. Duration (years)	3.3	3.3	3.4	3.6	3.6	3.7	3.8	3.6	3.6	**3.7**
Sit Gov't. Fund 30-Day SEC Yield	4.4 %	5.0 %	4.5 %	5.2 %	4.2 %	3.0 %	3.2 %	1.7 %	1.1 %	**3.1 %**
Barclays Interm. Gov't. Yield	4.5 %	4.8 %	3.6 %	1.5 %	2.1 %	1.5 %	0.7 %	0.6 %	1.1 %	**1.2 %**

Please refer to the disclosures on page 14.

Simplified Mortgage Example

Sit invests primarily in seasoned high coupon mortgages.

Coupon	Purchase Cost		Par		Premium Paid
7.00%	$114,000	–	$100,000	=	$14,000

One Year Profit / Loss Scenarios

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$7,000	—	$0	=	$7,000	6.14%
2)	One-fifth is refinanced after 6 months	$6,300	—	$2,800	=	$3,500	3.07%
3)	Half is refinanced after 6 months	$5,250	—	$7,000	=	-$1,750	-1.54%
4)	All is refinanced after 6 months	$3,500	—	$14,000	=	-$10,500	-9.21%

Please refer to the disclosures on page 14.

Seasoned Mortgages Have Lower Prepayment Experience

High coupon seasoned mortgages exhibit the most stable prepayments.



% Constant Prepayment Rate (CPR)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Coupon
Sit 6.5% - 10%
FHLMC 4.5%
FHLMC 5.5%
FHLMC 6.5%
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Sit (6.5%-10%)
FHLMC (4.5%)
FHLMC (5.5%)
FHLMC (6.5%)
Sit
FHLMC
Range of Volatility

Sit U.S. Government Securities Fund – Net of Fees

As of December 31, 2014



Total Return (%)
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
2.5
1.7
1.7
4.1
4.1
3.8
6.9
7.1
8.5
5.1
6.7
10.4
7.8
1.4
-0.3
4.9
2.4
5.0
2.7
1.6
6.1
2.7
0.5
1.7
-2.1
0.4
-1.2
2.2
0.6
2.5
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Sit U.S. Government Securities Fund
Barclays 1-3 Year Government
Barclays Intermediate Gov't Bond Index

Sit U.S. Government Securities Fund Protects Against Down Bond Markets

- Only 9 of 111 quarters were negative.

Annual Returns (calendar year)

High	1995	11.50%
Low	2013	-2.08%
YTD	12/31/2014	2.22%

Quarterly Returns

High	(4Q87)	6.14%
Low	(2Q13)	-1.48%

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00 [1]	**-1.07**	6.14	6.05 [2]
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	**-0.77**	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	**-0.02**	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	**-0.58**	1.87	0.52	3.35
2005	0.13	1.97	**-0.17**	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	**-0.17**	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91
2011	0.74	1.50	0.43	0.03	2.72
2012	0.99	0.73	0.85	0.07	2.67
2013	**-0.27**	**-1.48**	**-0.35**	0.01	**-2.08**
2014	0.63	0.35	0.60	0.62	2.22

[1]Return is from 6/2/87 through 6/30/87

[2]Return is from 6/2/87 through 12/31/87

Historic Interest Rate Levels

10-Year U.S. Treasury

As of January 31, 2015



Yield (%)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
1.64
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14

Historic Share Price

U.S. Government Fund


12.00
11.50
11.00
10.50
10.00
9.50
9.00
8.50
Price per Share ($)
Jun-87
Sep-88
Dec-89
Mar-91
Jun-92
Sep-93
Dec-94
Mar-96
Jun-97
Sep-98
Dec-99
Mar-01
Jun-02
Sep-03
Dec-04
Mar-06
Jun-07
Sep-08
Dec-09
Mar-11
Jun-12
Sep-13
Dec-14

Federal Reserve Balance Sheet

As of December 10, 2014

Assets on the Federal Reserves Balance Sheet



5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Balance Sheet ($ in Trillions)
2007
2008
2009
2010
2011
2012
2013
2014
Treasuries
Agency MBS
Other Facilities & Assets

Source: Congressional Budget Office

Federal Debt Outstanding

As of December 31, 2014



Note: Effective February 15, 2014, P.L. 113-83, the *Temporary Debt Limit Extension Act*, suspended the Statutory Debt Limit (debt ceiling) through March 15, 2015. Previous temporary limit suspensions were in place 2/4/2013-5/18/2013 and 10/17/2013-02/07/2014.
Debt Outstanding ($ in Trillions)
19.0
16.0
13.0
10.0
7.0
4.0
Sep-00
Dec-01
Mar-03
Jun-04
Sep-05
Dec-06
Mar-08
Jun-09
Sep-10
Dec-11
Jul-12
Dec-12
May-13
Oct-13
Mar-14
Aug-14

Disclosure Page

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Sit U.S. Government Securities Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclay's Capital Intermediate Government Index is a sub-index of the Barclay's Capital Government Bond Index covering issues with remaining maturities of between three and five years. The Barclay's Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayment and defaults.